Exhibit 3.24

CERTIFICATE OF FORMATION

OF

SINGLEPLATFORM, LLC

This Certificate of Formation of SinglePlatform, LLC (the “LLC”), dated as of October 1, 2012, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the limited liability company is SinglePlatform, LLC.

SECOND. The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Gail F. Goodman
Name:	Gail F. Goodman
Title:	Authorized Person